UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 3, 2016

Ruckus Wireless, Inc.

(Exact Name of Registrant Specified in its Charter)

Delaware	001-35734	54-2072041
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 West Java Drive Sunnyvale, California		94089
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (650) 265-4200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On April 3, 2016, Ruckus Wireless, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Brocade Communications Systems, Inc., a Delaware corporation (“Parent”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Parent has agreed to cause Purchaser to commence an exchange offer (the “Offer”) for any and all issued and outstanding shares of common stock of the Company (the “Company Common Stock”), for per share consideration consisting of $6.45 in cash, without interest, and 0.75 of a share of Parent common stock (the “Offer Consideration”). The Offer will be scheduled to expire on the 20th business day following the commencement of the Offer unless extended in accordance with the terms of the Merger Agreement and applicable law. As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) pursuant to the provisions of Section 251(h) of the Delaware General Corporation Law, with no stockholder vote required to consummate the Merger, and the Company will survive as a wholly owned subsidiary of Parent. The transaction is not subject to any financing condition. Parent intends to fund the transaction with a combination of cash on hand and committed debt financing.

In general, as a result of the Merger, at the closing of the transaction (i) out of the money Company stock options, Company RSUs and Company PSUs will be rolled over into Parent equity awards (which for the PSUs will be at target level of performance), (ii) vested Company stock options that are in the money will be cashed out and (iii) unvested Company stock options that are in the money will be rolled over into Parent RSUs based on the in the money spread value of the Company stock options.

The obligation of Parent and Purchaser to consummate the Offer is subject to the satisfaction or waiver of customary closing conditions set forth in the Merger Agreement, including (i) that the number of shares of Company Common Stock validly tendered in accordance with the terms of the Offer and not validly withdrawn, together with any shares of Company Common Stock then owned by Parent and Purchaser or any of their subsidiaries, must equal at least a majority of the outstanding shares of Company Common Stock, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and (iii) the receipt of antitrust approval in Germany.

Each of the Company, Parent and Purchaser has made customary representations and warranties and covenants in the Merger Agreement, including covenants to use their respective reasonable best efforts to effect the transaction, including securing required regulatory approvals. In addition, the Company has agreed to other customary covenants, including, among others, covenants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the closing of the Merger, and not to solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The Merger Agreement contains termination rights for each of the Company and Parent, including, among others, if the acceptance time for the Offer does not occur on or before August 3, 2016, subject to extension for an additional two-month period in certain circumstances. Upon termination of the Merger Agreement under specified circumstances, including (1) a termination by the Company to enter into an agreement for an alternative transaction in connection with a superior proposal that did not result from a breach of the non-solicitation provisions and with respect to which the board of directors of the Company concludes that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, or (2) termination by Parent following a change of recommendation by the board of directors of the Company, the Company would be required to pay Parent a termination fee of $50 million (“Company Termination Fee”). Under certain additional circumstances described in the Merger Agreement, the Company must also pay Parent the Company Termination Fee if the Merger Agreement is terminated, a competing acquisition proposal has previously been made, and within 12 months following such termination, the Company enters into an agreement for an alternative change of control transaction (which fee is payable upon entering into an alternative agreement or, in certain circumstances, upon consummation of an alternative transaction).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide investors and security holders with information regarding the terms of the Merger. It is not intended to provide any other factual information about the Company. The representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Tender and Support Agreement

On April 3, 2016, concurrently with the execution of the Merger Agreement, Selina Y. Lo, President, Chief Executive Officer and a director of the Company entered into a tender and support agreement with Parent and Purchaser (the “Tender and Support Agreement”), pursuant to which, among other things and subject to the terms and conditions therein, Ms. Lo agreed to tender all shares beneficially owned by her into the Offer.

The foregoing description of the Tender and Support Agreement is qualified in its entirety by the full text of such agreement, a copy of which is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Item 7.01.	Regulation FD Disclosure.

On April 4, 2016, the Company and Parent issued a joint press release announcing entry into the Merger Agreement. The full text of the press release is attached hereto as Exhibit 99.2 and incorporated in its entirety herein by reference.

On April 4, 2016, the Company and Parent held an investor call relating to the transactions contemplated by the Merger Agreement. The company made available on the investor relations section of its website an investor presentation for reference during such call. A copy of the investor presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The information under this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2, is being furnished under Item 7.01 and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act on 1934, as amended (the “Exchange Act”), or otherwise subject to liability of that section nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

Due to the Company’s entry into the Merger Agreement, the Board of Directors of the Company determined on April 3, 2016 to postpone the 2016 Annual Meeting of Stockholders. The Company will provide information related to the rescheduled meeting at a later date.

Important Additional Information and Where to Find It

The exchange offer for the outstanding shares of the Company referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company or Parent, nor is it a substitute for any offer materials that Parent and Purchaser will file with the SEC. At the time the exchange offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO, Parent will file a registration statement on Form S-4, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the Solicitation/Recommendation Statement may be obtained for free by contacting Parent’s Investor Relations department at (408) 333-0233 or at ir@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting the Company’s Investor Relations department at (408) 469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Parent and the Company file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Parent and the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Parent’s and the Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of April 3, 2016, by and among Brocade Communications Systems, Inc., Stallion Merger Sub Inc., and Ruckus Wireless, Inc. Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

99.1	Tender and Support Agreement, dated as of April 3, 2016, by and among Selina Y. Lo, Brocade Communications Systems, Inc. and Stallion Merger Sub Inc.

99.2	Joint press release issued by Ruckus Wireless, Inc. and Brocade Communications Systems, Inc. on April 4, 2016.

99.3	Investor presentation of Brocade Communications Systems, Inc. and Ruckus Wireless, Inc., dated April 4, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 4, 2016

Ruckus Wireless, Inc.

By:	/s/ Scott Maples
Name:	Scott Maples
Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of April 3, 2016, by and among Brocade Communications Systems, Inc., Stallion Merger Sub Inc., and Ruckus Wireless, Inc. Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

99.1	Tender and Support Agreement, dated as of April 3, 2016, by and among Selina Y. Lo, Brocade Communications Systems, Inc. and Stallion Merger Sub Inc.

99.2	Joint press release issued by Ruckus Wireless, Inc. and Brocade Communications Systems, Inc. on April 4, 2016.

99.3	Investor presentation of Brocade Communications Systems, Inc. and Ruckus Wireless, Inc., dated April 4, 2016.